Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial Services announces consolidation of its Canadian business

     TORONTO, Sept. 23 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS, "Kingsway" or "the Company") today announced that JEVCO Insurance
Company ("JEVCO") will assume the assets and liabilities of Kingsway General
Insurance Company ("KGIC") effective October 1, 2009, subject to regulatory approval. Both KGIC and JEVCO are Kingsway subsidiaries.
     JEVCO will be Kingsway's marketing brand in Canada, and all new and renewal business will be written on JEVCO paper as of October 1st. Serge
Lavoie continues as President and CEO of the combined Canadian company.
     "We believe that JEVCO's 20-year track record of profitability gives us a strong foundation for achieving greater financial stability in our Canadian business portfolio," stated Kingsway President & CEO Colin Simpson, "The consolidation of Kingsway's Canadian business is a key component of our business plan to rebuild Kingsway's reputation and deliver greater value to our shareholders and business partners."
     It is expected that the consolidation of Kingsway's Canadian operations will contribute to a reduction in the Company's operating expenses. In addition, JEVCO will put even greater focus on the products where it already has proven expertise, namely: non-standard automobile, motorcycles, recreational vehicles, and surety, as well as commercial auto and property.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or "the Company") focuses on non-standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers; specialized markets of recreational vehicles such as motorcycles, ATVs and snowmobiles; and
commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S., which it is currently consolidating to reduce overhead and strengthen its competitive position. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

     Forward-Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:18e 23-SEP-09